UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
December 31, 2014
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-05430	                                  March 24, 2013

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA X
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

SSgA Funds
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4. Address of principal executive office
(number,street,city,state,zip code):

1301 2nd Avenue
Seattle, WA 98101


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of the SSgA Funds:
We have examined management's assertion included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 that
SSgA Funds, comprising SSgA Money Market Fund, SSgA US
Government Money Market Fund, SSgA Prime Money Market Fund,
SSgA US Treasury Money Market Fund, SSgA High Yield Bond Fund, SSgA Dynamic Small Cap Fund, SSgA IAM Shares Fund, SSgA
Enhanced Small Cap Fund, SSgA Emerging Markets Fund, SSgA Intermediate Fund, SSgA Bond Market Fund, SSgA Clarion Real
Estate Fund, and SSgA International Stock Selection Fund (individually a "Fund," collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of
June 30, 2013. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the Public Company Accounting
Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds'
compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2013, and with respect to agreement of security purchases and sales, for the period from April 30, 2013 (date of our last examination) through June 30, 2013:
1.	Confirmed all securities held in book entry form on behalf
of State Street Corporation ("SSC"), the Funds' custodian, by the Federal Reserve Bank of Boston and The Depository Trust
Company;
2.	Confirmed,  or performed alternative procedures where
confirmations were not received, all securities held by sub-custodians in book entry form on behalf of SSC for the SSgA
Money Market Fund, SSgA US Government Money Market Fund, SSgA Prime Money Market Fund, SSgA US Treasury Money Market Fund,
SSgA High Yield Bond Fund, SSgA IAM Shares Fund, SSgA International Stock Selection Fund, SSgA Bond Market Fund, and SSgA Clarion Real Estate Fund;
3.	Confirmed, or performed alternative procedures where
confirmations were not received, 99.99%, 99.99%, 99.88% and 99.60%, respectively, of the market value of securities held by sub-custodians in book entry form on behalf of SSC for SSgA Dynamic Small Cap Fund, SSgA Enhanced Small Cap Fund, SSgA Intermediate Fund, and SSgA Emerging Markets Fund;
4.	Confirmed all investments held by the Funds in affiliated
SSgA Funds by Boston Financial Data Services, Inc., the Funds' transfer agent (an affiliated entity of SSC);
5.	For securities hypothecated, pledged, placed in escrow, or
out for transfer with brokers, pledgees, or transfer agents, confirmed or verified the subsequent settlement of the security to cash records provided by SSC or agreed to term
sheets or broker statements obtained from SSC;
6.	Reconciled all such securities to the books and records of
the Funds and SSC;
7.	Confirmed or verified the subsequent settlement to cash
records provided by SSC of all repurchase agreements with
brokers/banks;
8.	Confirmation of all securities sold short with the
respective brokers; and
9.	Agreement of 13 security purchases and 13 security sales
or maturities since the date of our last report from the books and records of the Funds to trade authorizations provided by SSC.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of June 30, 2013, with respect to securities reflected in the investment accounts of each of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Deloitte & Touche LLP
Boston, Massachusetts
 March 23, 2015


March 23, 2015
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116

Management Statement Regarding Compliance with Certain
Provisions of the
Investment Company Act of 1940

We, as members of management of the SSgA Funds as listed in Appendix A (individually a "Fund," collectively the "Funds"), are responsible for the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," under the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2013, and from April 30, 2013 (date of your last examination) through June 30, 2013.
Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of June 30, 2013, and from April 30, 2013 through June 30, 2013 with respect to securities reflected in the investment accounts of the Funds.

By:

Ellen Needham
President & Principal
Executive Officer

Laura Dell
Treasurer and Principal
Accounting Officer





Appendix A
SSgA Funds (the "Funds"):

SSgA US Government Money
Market Fund
SSgA US Treasury Money Market
Fund
SSgA Emerging Markets Fund
SSgA Enhanced Small Cap Fund
SSgA High Yield Bond Fund
SSgA IAM Shares Fund
SSgA International Stock
Selection Fund
SSgA Money Market Fund
SSgA Prime Money Market Fund
SSgA Dynamic Small Cap Fund
SSgA Bond Market Fund
SSgA Intermediate Fund
SSgA Clarion Real Estate Fund